UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

INTERNATIONAL SPEEDWAY CORPORATION
(Name of the Issuer)

International Speedway Corporation
NASCAR Holdings, Inc.
Nova Merger Sub, Inc.
James C. France
Lesa France Kennedy
Western Opportunity Limited Partnership
Carl Investment Limited Partnership
Carl Two Limited Partnership
Carl Three Limited Partnership
Sierra Central, LLC
Principal Investor Company
Quaternary Investment Company
Carl Two, LLC
Carl Three, LLC
(Name of Persons Filing Statement)

Class A Common Stock, $.01 Par Value
Class B Common Stock, $.01 Par Value
(Title of Class of Securities)

460335201 (Class A Common Stock)
460335-30-0 (Class B Common Stock)
(CUSIP Number of Class of Securities)

W. Garrett Crotty International Speedway Corporation One Daytona Boulevard Daytona Beach, Florida 32114 (386) 254-2700	Karen Leetzow NASCAR Holdings, Inc. One Daytona Boulevard Daytona Beach, Florida 32114 (386) 947-6884

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael A. Gold	Edward D. Herlihy	Jonathan Gordon
Saul Ewing Arnstein & Lehr LLP	David E. Shapiro	Beverly B. Reyes
1919 Pennsylvania Avenue,	Wachtell, Lipton, Rosen & Katz	Baker Botts L.L.P.
Suite 550	51 West 52nd Street	30 Rockefeller Plaza
Washington, DC 20006	New York, New York 10019	New York, New York 10012
(202) 295-6651	(212) 403-1000	(212) 408-2500

This statement is filed in connection with (check the appropriate box):

☒	a.
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Exchange Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,280,859,146	$155,241

(*)	Calculated solely for purposes of determining the filing fee. The underlying value of the transaction was based upon the value of the securities to be acquired in accordance with Rule 0-11(b)(2) of the Exchange Act based on the sum of (a) the product of 28,455,456 shares of Class A Common Stock and Class B Common Stock and the per-share merger consideration of $45.00 and (b) the product of (i) 18,792 shares of Class A Common Stock and Class B Common Stock issuable upon exercise of options to purchase shares of common stock and (ii) the difference between $45.00 and the weighted average exercise price of such options of $25.65, as of May 31, 2019.
(**)	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Exchange Act by multiplying 0.0001212 by the aggregate transaction valuation.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $155,241

Form or Registration No.: Preliminary Proxy Statement on Schedule 14A (File No. 000-02384)

Filing Party: International Speedway Corporation

Date Filed: July 5, 2019

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Amended Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) International Speedway Corporation (the “Company”), a Florida corporation and the issuer of the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) and Class B common stock, par value $0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Company Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) NASCAR Holdings, Inc. (“Parent”), a Florida corporation; (iii) Nova Merger Sub, Inc. (“Merger Sub”), a Florida corporation; (iv) James C. France, the Chairman of the board of directors of the Company (the “Board”); (v) Lesa France Kennedy, the Company’s Vice Chairwoman and Chief Executive Officer; (vi) Western Opportunity Limited Partnership, a Florida limited partnership; (vii) Carl Investment Limited Partnership, a Florida limited partnership; (viii) Carl Two Limited Partnership, a Florida limited partnership; (ix) Carl Three Limited Partnership, a Florida limited partnership; (x) Sierra Central, LLC, a Florida limited liability company; (xi) Principal Investor Company, a Florida corporation; (xii) Quaternary Investment Company, a Florida corporation; (xiii) Carl Two, LLC, a Florida limited liability company; and (xiv) Carl Three, LLC, a Florida limited liability company. Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated May 22, 2019 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”). If the Merger is completed, and upon the satisfaction of the conditions set forth in the Merger Agreement, holders of Company Common Stock (other than holders who have elected to dissent from the Merger and seek appraisal rights and holders of the Rollover Shares (as defined below)) will be entitled to receive $45.00 in cash for each share held (the “Merger Consideration”). Further, following completion of the Merger, the shares of Class A Common Stock will cease to be listed on the Nasdaq Stock Market LLC, the shares of Class B Common Stock will cease to be quoted on the Over-The-Counter Bulletin Board and price quotations with respect to sales of shares of Company Common Stock in the public market will no longer be available. In addition, registration of the Company Common Stock under the Exchange Act will be terminated.

The proposed Merger is a “going-private transaction” under the rules of the SEC. Approximately 75% of the combined voting power of the outstanding Company Common Stock is owned by James C. France (the Company’s Chairman of the Board), Lesa France Kennedy (the Company’s Vice Chairwoman and Chief Executive Officer), Brian Z. France (a director of the Company) as well as certain members of their respective families and related entities and trusts (the “France Family Group”). Parent is currently wholly owned by James C. France, Lesa France Kennedy and certain members of their respective families (other than Brian Z. France) and related entities and trusts. Prior to the effective time of the Merger, members of the France Family Group (other than Brian Z. France, his children and certain related entities and trusts) (such members of the France Family Group, the “Rollover Shareholders”) will cause to be transferred, directly or indirectly to Parent, pursuant to a rollover letter agreement, dated as of the date of the Merger Agreement, between such shareholders and Parent (the “Rollover Commitment Letter”), shares of Company Common Stock (the “Rollover Shares”), including through transfers of the equity interests of certain of such Rollover Shareholders to Parent or to a newly formed holding company, which in turn will cause the applicable Rollover Shares held by such Rollover Shareholders to be transferred, directly or indirectly, to Parent, and, as a result, such Rollover Shareholders will not receive the Merger Consideration. We refer to the Rollover Shareholders together with Parent and Merger Sub as the “Purchaser Group Members.”

In the Proxy Statement (as defined below), we refer to those Purchaser Group Members and their affiliates who are filing persons as the “Controlling Purchaser Group Members.” We refer to the remaining Purchaser Group Members in the Proxy Statement as the “Other Purchaser Group Members.” None of the Other Purchaser Group Members individually hold 5% or more of the outstanding shares of Company Common Stock, control 5% or more of the aggregate voting power of the outstanding shares of Company Common Stock, serve as a

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director or executive officer of the Company, have the power to appoint any director or executive officer of the Company, will hold 5% or more of the equity interests in Parent, will serve as a director or executive officer of the surviving corporation or will have the power to appoint any director or executive officer of the surviving corporation.

The Board formed a committee (the “Special Committee”) consisting solely of independent and disinterested directors of the Company to consider if the transaction was the best option for the Company and the Company’s shareholders other than the Purchaser Group Members, Brian Z. France, their respective affiliates and certain of Parent’s executive officers (the “Public Shareholders”) and, if so, to evaluate and negotiate the terms of a transaction (as described more fully in the accompanying Proxy Statement). The Board, based in part on the unanimous recommendation of the Special Committee, has unanimously (a) approved and adopted the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (b) declared that it is fair and reasonable to and in the best interests of the Company and the Public Shareholders that the Company enter into the Merger Agreement and consummate the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (c) directed that the Merger Agreement be submitted for approval by the Company’s shareholders and (d) resolved to recommend that the Company’s shareholders approve the Merger Agreement (the “Merger Agreement Proposal”).

The affirmative vote of the holders of at least a majority of the aggregate voting power of all outstanding shares of Company Common Stock, voting together as a single class, entitled to vote on such matter at the special meeting is required to approve the Merger Agreement (the “General Shareholder Vote”). In addition, the Merger Agreement makes it a condition to the parties’ obligations to consummate the Merger that holders of at least a majority of the aggregate voting power of all outstanding shares of Company Common Stock held by the Public Shareholders, voting together as a single class, entitled to vote on such matter at the special meeting, vote in favor of the approval of the Merger Agreement (the “Public Shareholder Vote,” and together with the General Shareholder Vote, the “Required Shareholder Vote”).

Concurrently with the filing of this Amended Transaction Statement, the Company is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to the definitive version of which the Board will solicit proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is incorporated by reference herein as Exhibit (a)(1). A copy of the Merger Agreement is annexed to the Proxy Statement as Annex A and is incorporated herein by reference.

At the special meeting, Company shareholders will be asked to consider and vote upon (1) a proposal to approve the Merger Agreement (the “Merger Agreement Proposal”); (2) the non-binding, advisory proposal to approve specified compensation that may become payable to the named executive officers of the Company in connection with the Merger (the “Advisory Compensation Proposal”); and (3) a proposal to approve an adjournment of the special meeting, if necessary or appropriate (as determined in good faith by the Company), to solicit additional proxies if there are insufficient votes at the time of the special meeting to obtain the Required Shareholder Vote (the “Adjournment Proposal”).

The approval of the Merger Agreement Proposal is a condition to the completion of the Merger. The approval of the Advisory Compensation Proposal and the Adjournment Proposal are not conditions to the completion of the Merger.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Amended Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Amended Transaction Statement and the Proxy Statement was supplied by such filing person. No filing person, including the Company, is responsible for the accuracy of any information supplied by any other filing person.

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Item 1.	Summary Term Sheet (Regulation M-A Item 1001)

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information (Regulation M-A Item 1002)

(a) Name and Address.

International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114
(386) 254-2700

(b) Securities. The subject classes of equity securities are the Class A Common Stock and Class B Common Stock of the Company. As of July 31, 2019, 23,869,675 and 19,615,542 shares of Class A Common Stock and Class B Common Stock, respectively, were outstanding.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Important Information Regarding International Speedway Corporation—Market Price of the Company Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding International Speedway Corporation—Dividends”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding International Speedway Corporation—Issuer Purchases of Equity Securities”

“Important Information Regarding International Speedway Corporation—Transactions in Company Common Stock by Controlling Purchaser Group Members”

“Agreements Involving Common Stock”

Item 3.	Identity and Background of Filing Persons (Regulation M-A Item 1003)

(a)-(c) Name and Address, Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Information Regarding International Speedway Corporation—Company Background”

“Important Information Regarding International Speedway Corporation—Directors and Executive Officers”

“Important Information Regarding the Controlling Purchaser Group Members”

Item 4.	Terms of the Transaction (Regulation M-A Item 1004)

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Controlling Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Controlling Purchaser Group as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Parties to the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement Proposal”

“The Merger Agreement”

“Agreements Involving Common Stock—Rollover Commitment Letter”

Annex A: Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing—Rollover Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement Proposal”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment for Shares of Company Common Stock and Equity Awards”

“Agreements Involving Common Stock”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“Rights of Appraisal”

Annex C: Sections 607.1301 through 607.1333 of the Florida Business Corporations Act

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Payment for Shares of Company Common Stock and Equity Awards”

“Agreements Involving Common Stock”

“Important Information Regarding International Speedway Corporation—Transactions in Company Common Stock by Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions Between the Company and Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions Between the Directors and Executive Officers of the Company and the Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions by the France Family Group and the Company’s Directors and Executive Officers”

(b)-(c) Significant Corporate Events, Negotiations or Contracts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Controlling Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of Controlling Purchaser Group Members as to Fairness of the Merger”

“Special Factors—Alternatives to the Merger”

“Special Factors—Financing”

“The Merger Agreement”

“Agreements Involving Common Stock”

Annex A: Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing—Rollover Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Stock”

“Important Information Regarding International Speedway Corporation—Transactions in Company Common Stock by Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions Between the Company and Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions Between the Directors and Executive Officers of the Company and the Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions by the France Family Group and the Company’s Directors and Executive Officers”

Annex A: Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006)

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement Proposal”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Controlling Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Important Information Regarding International Speedway Corporation—Dividends”

“Delisting and Deregistration of Common Stock”

Annex A: Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Controlling Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of Controlling Purchaser Group Members as to Fairness of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Alternatives to the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Controlling Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Controlling Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Controlling Purchaser Group Members as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Agreements Involving Common Stock”

“Rights of Appraisal”

Annex A: Agreement and Plan of Merger

Item 8.	Fairness of the Transaction (Regulation M-A Item 1014)

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Controlling Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Controlling Purchaser Group Members as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Dean Bradley Osborne Partners LLC

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Purpose of the Special Meeting”

“The Special Meeting—Required Vote”

“The Merger Agreement Proposal”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Controlling Purchaser Group Members as to Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Controlling Purchaser Group Members as to Fairness of the Merger”

“The Merger Agreement Proposal”

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Summary of Presentations Provided by Goldman Sachs”

“Special Facotrs—Projected Financial Information—ISC Projections”

“Special Factors—Litigation”

“Where You Can Find Additional Information”

Annex B: Opinion of Dean Bradley Osborne Partners LLC

The presentation materials dated January 4, 2019, January 21, 2019, January 31, 2019, February 8, 2019, February 21, 2019, March 10, 2019, April 25, 2019 and May 22, 2019, each prepared by Dean Bradley Osborne Partners LLC and reviewed by the Special Committee are attached hereto as Exhibits (c)(2) through (c)(9) and are incorporated by reference herein.

The preliminary valuation analysis materials dated February 12, 2019, prepared by the plaintiff’s financial advisors and reviewed by the Special Committee are attached hereto as Exhibit (c)(10) and are incorporated by reference herein.

The updated valuation analysis materials dated March 21, 2019, prepared by the plaintiff’s financial advisors and reviewed by the Special Committee are attached hereto as Exhibit (c)(11) and are incorporated by reference herein.

The presentation materials provided to the management of NASCAR Holdings, Inc. on October 29, 2018, November 5, 2018, February 5, 2019, February 13, 2019, February 20, 2019, February 26, 2019, March 4, 2019, March 6, 2019 and March 25, 2019 and the presentation materials provided to Dean Bradley Osborne Partners LLC on February 21, 2019, each prepared by Goldman Sachs & Co. LLC, are attached hereto as Exhibits (c)(12) through (c)(21) and incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing”

“The Merger Agreement—Other Covenants and Agreements—Debt Financing”

“Agreements Involving Common Stock”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees and Expense Reimbursement; Limitations on Liability”

Item 11.	Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding International Speedway Corporation—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing—Rollover Financing”

“Agreements Involving Common Stock”

“Important Information Regarding International Speedway Corporation—Transactions in Company Common Stock by Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions Between the Company and the Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions Between the Directors and Executive Officers of the Company and the Controlling Purchaser Group Members”

“Important Information Regarding International Speedway Corporation—Transactions by the France Family Group and the Company’s Directors and Executive Officers”

Item 12.	The Solicitation or Recommendation (Regulation M-A Item 1012)

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Controlling Purchaser Group Members for the Merger”

“Special Factors—Position of the Controlling Purchaser Group Members as to Fairness of the Merger”

“Special Factors—Financing—Rollover Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Voting by Company’s Directors and Executive Officers”

“The Special Meeting—Voting by Rollover Shareholders”

“The Merger Agreement—Rollover Shareholder Voting Obligations”

“Agreements Involving Common Stock”

(e) Recommendation of Others.The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“The Special Meeting—Recommendation of Company Board”

“The Merger Agreement Proposal”

Item 13.	Financial Statements (Regulation M-A Item 1010)

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding International Speedway Corporation—Historical Selected Financial Information”

“Important Information Regarding International Speedway Corporation—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2018 and the financial statements set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2019 and May 31, 2019 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009)

(a)-(b) Solicitations and Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information (Regulation M-A Item 1011)

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Advisory Compensation Proposal”

(c) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated by reference.

Item 16.	Exhibits (Regulation M-A Item 1016)
Exhibit Number	Description of Document
(a)(1)
Preliminary Proxy Statement of International Speedway Corporation (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on September 9, 2019, and incorporated herein by reference).

(a)(2)	Letter to Company Shareholders (incorporated by reference to the Proxy Statement).
(a)(3)	Notice of Special Meeting of Shareholders (incorporated by reference to the Proxy Statement).
(a)(4)	Offer Letter dated November 8, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 9, 2018 and pursuant to Rule 14a-12 of the Exchange Act).
(a)(5)	Press Release dated November 9, 2018 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on November 9, 2018 and pursuant to Rule 14a-12 of the Exchange Act).
(a)(6)	Note to Employees of NASCAR Holdings, Inc. (incorporated by reference to the Company’s filing with the SEC on November 9, 2018 pursuant to Rule 14a-12 of the Exchange Act).
(a)(7)	Note to Monster Energy NASCAR Cup Series Team Owners (incorporated by reference to the Company’s filing with the SEC on November 9, 2018 pursuant to Rule 14a-12 of the Exchange Act).
(a)(8)
Note to Employees of International Speedway Corporation (incorporated by reference to the Company’s filing with the SEC on November 9, 2018 pursuant to Rule 14a-12 of the Exchange Act and pursuant to Rule 14a-12 of the Exchange Act).

(a)(9)	Press Release dated May 22, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on May 22, 2019 and pursuant to Rule 14a-12 of the Exchange Act).
(a)(10)	Email to Employees (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on May 22, 2019 and pursuant to Rule 14a-12 of the Exchange Act).
(b)(1)
Debt Commitment Letter, dated as of May 22, 2019, by and among Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., PNC Bank, National Association, PNC Capital Markets LLC and NASCAR Holdings, Inc.*

(b)(2)
Amended and Restated Debt Commitment Letter, dated as of July 8, 2019, by and among Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., PNC Bank National Association, PNC Capital Markets, LLC, Fifth Third Bank and NASCAR Holdings, Inc.*

(c)(1)	Opinion of Dean Bradley Osborne Partners LLC, dated May 22, 2019 (incorporated by reference to Annex B of the Proxy Statement).
(c)(2)	Presentation materials of Dean Bradley Osborne Partners LLC to the Special Committee of International Speedway Corporation, dated January 4, 2019.*
(c)(3)	Presentation materials of Dean Bradley Osborne Partners LLC to the Special Committee of International Speedway Corporation, dated January 21, 2019.*
(c)(4)	Presentation materials of Dean Bradley Osborne Partners LLC to the Special Committee of International Speedway Corporation, dated January 31, 2019.*
(c)(5)	Presentation materials of Dean Bradley Osborne Partners LLC to the Special Committee of International Speedway Corporation, dated February 8, 2019.*
(c)(6)	Presentation materials of Dean Bradley Osborne Partners LLC to the Special Committee of International Speedway Corporation, dated February 21, 2019.*
(c)(7)	Presentation materials of Dean Bradley Osborne Partners LLC to the Special Committee of International Speedway Corporation, dated March 10, 2019.*
(c)(8)	Presentation materials of Dean Bradley Osborne Partners LLC to the Special Committee of International Speedway Corporation, dated April 25, 2019.*
(c)(9)	Presentation materials of Dean Bradley Osborne Partners LLC to the Special Committee of International Speedway Corporation, dated May 22, 2019.*
(c)(10)	Preliminary valuation analysis materials of the plaintiff’s financial advisors provided to the Special Committee of International Speedway Corporation, dated February 12, 2019.*

Exhibit Number	Description of Document
(c)(11)	Updated valuation analysis of the plaintiff’s financial advisors provided to the Special Committee of International Speedway Corporation, dated March 21, 2019.*
(c)(12)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on October 29, 2018.*
(c)(13)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on November 5, 2018.*
(c)(14)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on February 5, 2019.*
(c)(15)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on February 13, 2019.*
(c)(16)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on February 20, 2019.*
(c)(17)	Presentation materials of Goldman Sachs & Co. LLC provided to Dean Bradley Osborne Partners LLC on February 21, 2019.*
(c)(18)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on February 26, 2019.*
(c)(19)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on March 4, 2019.*
(c)(20)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on March 6, 2019.*
(c)(21)	Presentation materials of Goldman Sachs & Co. LLC provided to management of NASCAR Holdings, Inc. on March 25, 2019.*
(d)(1)
Agreement and Plan of Merger, dated as of May 22, 2019, by and among NASCAR Holdings, Inc., Nova Merger Sub, Inc., and International Speedway Corporation (incorporated by reference to Annex A of the Proxy Statement).

(d)(2)	Rollover Commitment Letter, dated as of May 22, 2019, by and among NASCAR Holdings, Inc. and the filing persons listed on Schedule A to the Merger Agreement.*
(d)(3)
Stock Transfer Agreement (ARB), by and among NASCAR Holdings, Inc., Automotive Research Bureau Inc., Random Burnett, Harold Goodemote and Raymond Mason as co-trustees of the Trust held under Paragraph C of Article SEVENTH of the William C. France Family Trust, Brian Z. France, Paul B. Brooks, Paul B. Brooks as Trustee and Independent Trustee of the Trust held under Article NINTH of the William C. France Family Trust Agreement, Paul B. Brooks, R. Todd Wilson and Deborah D. Lester as Independent Trustees of the Trust held under Article NINTH of the William C. France Family Trust Agreement, Lesa France Kennedy, James C. France and France Enterprises, Inc.*

(d)(4)
Stock Transfer Agreement (WCF), by and among NASCAR Holdings, Inc., WCF Family I, Inc., Lesa France Kennedy, Brian Z. France, Lesa France Kennedy and Brian Z. France as co-personal representatives of the Estate of Betty Jane France and France Enterprises, Inc.*

(f)	Sections 607.1301 through 607.1333 of the Florida Business Corporations Act (incorporated herein by reference to Annex C of the Proxy Statement).
(g)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 9, 2019

INTERNATIONAL SPEEDWAY CORPORATION

By:	/s/ John R. Saunders
	Name:	John R. Saunders
	Title:	President

NASCAR HOLDINGS, INC.

By:	/s/ James C. France
	Name:	James C. France
	Title:	Chief Executive Officer

NOVA MERGER SUB, INC.

By:	/s/ James C. France
	Name:	James C. France
	Title:	Chief Executive Officer

JAMES C. FRANCE
/s/ James C. France
James C. France

LESA FRANCE KENNEDY
/s/ Lesa France Kennedy
Lesa France Kennedy

WESTERN OPPORTUNITY LIMITED PARTNERSHIP

By: Principal Investor Company, its general partner

By:	/s/ James C. France
	Name:	James C. France
	Title:	President

By: Sierra Central, LLC, its general partner

By:	/s/ Lesa France Kennedy
	Name:	Lesa France Kennedy
	Title:	Manager and Sole Member

CARL INVESTMENT LIMITED PARTNERSHIP

By: Quaternary Investment Company, its general partner

By:	/s/ James C. France
	Name:	James C. France
	Title:	President

CARL TWO LIMITED PARTNERSHIP

By: Carl Two, LLC, its general partner

By:	/s/ James C. France
	Name:	James C. France
	Title:	Manager and Sole Member

CARL THREE LIMITED PARTNERSHIP

By: Carl Three, LLC, its general partner

By:	/s/ James C. France
	Name:	James C. France
	Title:	Manager and Sole Member

SIERRA CENTRAL, LLC

By:	/s/ Lesa France Kennedy
	Name:	Lesa France Kennedy
	Title:	Manager and Sole Member

PRINCIPAL INVESTOR COMPANY

By:	/s/ James C. France
	Name:	James C. France
	Title:	President

QUATERNARY INVESTMENT COMPANY

By:	/s/ James C. France
	Name:	James C. France
	Title:	President

CARL TWO, LLC

By:	/s/ James C. France
	Name:	James C. France
	Title:	Manager and Sole Member

CARL THREE, LLC

By:	/s/ James C. France
	Name:	James C. France
	Title:	Manager and Sole Member